Exhibit 3.1

AMENDMENT

TO

AMENDED AND RESTATED TRUST AGREEMENT DATED DECEMBER 18, 2008, AS AMENDED

OF

PENNSYLVANIA REAL ESTATE INVESTMENT TRUST

Pennsylvania Real Estate Investment Trust, a business trust organized and existing under the laws of the Commonwealth of Pennsylvania (“PREIT”), hereby certifies that, pursuant to the authority conferred upon the Board of Trustees of PREIT (the “Board of Trustees”) by the Trust Agreement As Amended and Restated dated as of December 18, 2008 (the “Trust Agreement”) and in accordance with 15 Pa. C.S. Chapter 95, the Board of Trustees has duly adopted, and the holders of shares of beneficial interest of PREIT approved on June 7, 2012, the following resolution, which resolution remains in full force and effect as of the date hereof:

RESOLVED, that the first sentence of Paragraph 8 of the Trust Agreement be, and it hereby is, amended and restated to read as follows:

The beneficial interests in PREIT, in addition to Preferred Shares issued pursuant to the following paragraph of this Paragraph 8 and Excess Shares issued pursuant to Paragraph 9.C that may be outstanding, shall be divided into a maximum of Two Hundred Million (200,000,000) shares outstanding at any time, each having a par value of $1.00 per share (herein referred to as “Shares”).

IN WITNESS WHEREOF, Pennsylvania Real Estate Investment Trust has caused this Amendment to be executed and delivered on its behalf by its Executive Vice President and General Counsel and attested to by its Assistant Secretary on this 7th day of June, 2012.

PENNSYLVANIA REAL ESTATE INVESTMENT TRUST

By:	/s/ Bruce Goldman
Bruce Goldman
Executive Vice President and General Counsel

Attest:

By:	/s/ Daniel A. Pliskin
Daniel A. Pliskin
Assistant Secretary